Filed Pursuant to Rule 433
Registration No. 333-169315-05

Entergy Texas, Inc.

$75,000,000
First Mortgage Bonds,
4.10% Series due September 1, 2021

Final Terms and Conditions

September 7, 2011

Issuer:	Entergy Texas, Inc.

Security Type:	First Mortgage Bonds (SEC Registered)

Expected Ratings(1):	Baa2 (stable outlook) by Moody�s Investors Service BBB+ (negative outlook) by Standard & Poor�s Ratings Services

Trade Date:	September 7, 2011

Settlement Date (T+4):	September 13, 2011

Principal Amount:	$75,000,000

Coupon:	4.10%

Coupon Payment Dates:	March 1 and September 1 of each year

First Payment Date:	March 1, 2012

Final Maturity:	September 1, 2021

Optional Redemption Terms:	Make-whole call at any time prior to June 1, 2021 at a discount rate of Treasury plus 35 bps and, thereafter, at par

UST Benchmark:	2.125% due August 15, 2021

Spread to UST Benchmark:	+210 bps

Treasury Price:	100-30

Treasury Yield:	2.02%

Re-offer Yield:	4.12%

Issue Price to Public:	99.839%

Net Proceeds Before Expenses:	$74,391,750

Underwriters:	Credit Suisse Securities (USA) LLC
KeyBanc Capital Markets Inc.

CUSIP / ISIN:	29365T AC8 / US29365TAC80

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1 A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037, or (ii) KeyBanc Capital Markets Inc. toll free at 1-866-227-6479.